Exhibit 11.1

INTERNATIONAL COAL GROUP, INC.

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Basic Earnings Per Share	Period May 13, 2004 to December 31, 2004	For the year ended December 31, 2005
Net Income Available to Common Stockholders	$4,249	$31,825
Weighted Average Shares of Common Stock	106,605,999	111,120,211
Basic Earnings Per Share	$0.04	0.29

Diluted Earnings Per Share
Net Income Available to Common Stockholders	$4,249	$31,825
Weighted Average Shares of Common Stock and Other Potentially Dilutive Securities Outstanding:
Common Stock	106,605,999	111,120,211
Incremental Shares Under Stock Compensation Plans (1)		41,076

Total	106,605,999	111,161,287

Diluted Earnings Per Share	$0.04	$0.29

(1)	Includes the incremental effect of stock options outstanding computed under the treasury stock method.